12013646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2012

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradewire Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1441 Brickell Avenue, Suite 1210
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luiz Ulrich 305-913-9161
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alexandre Artmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradewire Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

SILVIA Y ROJAS
MY COMMISSION # EE1[illegible]
EXPIRES June 27, 2015
(407) 398-0153 FloridaNotaryService.com

(Signature)

CEO and FINOP

(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT

Tradewire Securities LLC

We have audited the accompanying statement of financial condition of Tradewire Securities LLC as of December 31, 2011, and the related statements of operations, changes in member's equity, changes in liability subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradewire Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 15 through 18 required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct) is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 29, 2012

TRADEWIRE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
CASH AND CASH EQUIVALENTS	$	497,668
RECEIVABLE FROM BROKERS (NOTE 5)		1,260,776
DEPOSITS AT BROKERS (NOTE 5)		900,000
SECURITIES OWNED, at fair value (NOTES 1 and 5)		33,363
ACCOUNTS RECEIVABLE		476,957
OTHER ASSETS		47,125
PROPERTY AND EQUIPMENT (NOTE 3)		385,012
	$	3,600,901
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	1,620,013
COMMITMENT AND CONTINGENCIES (NOTES 4 AND 9)		
SUBORDINATED LOAN (NOTE 6)		1,200,000
MEMBER'S EQUITY		780,888
	$	3,600,901

See accompanying notes.

TRADEWIRE SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE	
Commissions	$ 15,879,247
Interest and dividends	102,148
Total revenue	15,981,395
EXPENSES	
Salaries and benefits (Note 8)	5,712,222
Exchange and clearing costs	3,791,146
Referral fees	3,050,529
Communication and market services	824,535
Travel and entertainment	541,040
Professional fees	516,810
Regulatory	401,483
Management fees (Note 6)	380,000
Rent (Note 4)	251,034
Telephone	181,510
Depreciation (Note 3)	143,893
Advertising	88,103
Other general and administrative	80,126
Office supplies	45,829
Insurance	34,944
Interest (Note 6)	30,000
Total expenses	16,073,204
NET LOSS	$(91,809)

See accompanying notes.

TRADEWIRE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Balances - December 31, 2010	$	1,202,697
Distributions	(	330,000)
Net loss	(	91,809)
Balances - December 31, 2011	$	780,888

See accompanying notes.

TRADEWIRE SECURITIES LLC
STATEMENT OF CHANGES IN LIABILITY SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2011

Balance - December 31, 2010	$	-
Issuance of subordinated note		1,200,000
Balance - December 31, 2011	$	1,200,000

See accompanying notes.

TRADEWIRE SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(91,809)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	143,893
Changes in operating assets and liabilities:	
Receivable from brokers	(430,160)
Deposits at brokers	250,000
Securities owned, at fair value	(33,363)
Accounts receivable	(209,587)
Other assets	12,560
Accounts payable and accrued liabilities	(332,389)
Total adjustments	(599,046)
Net cash used in operating activities	(690,855)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(443,555)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(330,000)
Proceeds from subordinated loan	1,200,000
Net cash provided by financing activities	870,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(264,410)
CASH AND CASH EQUIVALENTS - BEGINNING	762,078
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 497,668
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Tradewire Securities LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association ("NFA"). The Company buys and sells securities on a riskless basis with customers and other dealers, earning a spread. The Company also acts in an agency capacity, buying and selling securities for its customers primarily residing in Latin America and charging a commission. The Company is a wholly owned subsidiary of Tradewire Group Ltd. (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Interest income is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts. At December 31, 2011, receivables from three customers accounted for approximately 84% of total accounts receivable.

Valuation of Investments in Securities Fair Value

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Valuation of Investments in Securities Fair Value (Continued)

At December 31, 2011, securities owned as reflected in the accompanying statement of financial condition consist of corporate bonds that are categorized as Level 2. There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2011.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2011 amounted to $88,103.

Income Taxes

The Company, a single member LLC, has elected to be taxed as a corporation and accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since 2008 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2011, the Company's Net Capital was $1,057,781 which exceeded the requirements by $807,781. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.53 to 1 at December 31, 2011 (Note 9).

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 consisted of the following:

Furniture and fixtures	$ 43,695
Equipment	163,539
Software	339,542
	546,776
Less: accumulated depreciation	(161,764)
	$ 385,012

Depreciation expense amounted to $143,893 for the year ended December 31, 2011.

NOTE 4. COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2014.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2011 are as follows:

2012	$ 209,000
2013	216,000
2014	156,000
	$ 581,000

Rent expense for the office facility amounted to $251,034 for the year ended December 31, 2011.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are primarily provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. The underlying agreement expires in October 2014 and provides for early termination fees ranging from $150,000 to $500,000. At December 31, 2011, $800,000 of deposits at brokers, the securities owned, at fair value, and $1,246,728 of receivables from broker as reflected in the accompanying statement of financial condition, are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In connection with margin activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. RELATED PARTY TRANSACTIONS

Service Agreement

On December 30, 2010, the Company entered into a service agreement with Tradewire Brazil Consultoria e Assessoria Ltda. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Affiliate agreed to pay the costs of certain information technology, professional and administrative personnel, services and facilities necessary to conduct the Company's broker-dealer operations. The Company reimburses the Affiliate for expenses incurred on behalf of the Company as management fees. For the year ended December 31, 2011, the Company incurred $380,000 in management fees.

Subordinated Loan

On July 28. 2011, the Company executed a subordinated loan agreement with Intrinsiq Investments Ltd. ("Intrinsic"). Intrinsic is related to the Company by virtue of common ownership. The loan matures on July 28, 2012, subject to automatic six month extensions, with the $1,200,000 principal balloon payment plus accrued interest due at maturity date. The stated interest rate is 6% per annum with interest due on the first of each succeeding six months from July 28, 2011 through maturity date. The loan was made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to the claims of general creditors. Interest expense related to the loan for the year ended December 31, 2011 amounted to $30,000.

NOTE 7. INCOME TAXES

At December 31, 2011, the Company has a net deferred tax asset of approximately $124,000 relating to its net operating loss carryforward and timing differences relating to accrued expenses and depreciation. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2011, the Company has a net operating loss carryforward of approximately $284,000. The net operating loss carryforward, if not used, begins expiring in 2027.

For the year ended December 31, 2011, the Company recorded an income tax benefit of approximately $43,000, which was offset by a valuation allowance in the same amount. The effective tax rate differed from the federal statutory rate of 34%, principally due to the change in the deferred tax asset valuation allowance and permanent differences.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan (the Plan) that covers substantially all full-time employees meeting certain eligibility requirements. The Company's benefit plan expense is recognized in the year incurred. The Company's contributions to the Plan amounted to $56,091 for the year ended December 31, 2011 and is included as part of salaries and benefits in the accompanying statement of operations.

NOTE 9. CONTINGENCIES

In 2009 FINRA commenced an examination of the Company's operations in which FINRA alleged that the Company failed to properly comply with foreign finder rules. The Company is in the process of reaching a settlement with FINRA. Management of the Company has estimated the penalty to range from $100,000 to $150,000. At December 31, 2011, the Company accrued $100,000 related to a possible settlement with FINRA. This settlement accrual has been included in accounts payable and accrued liabilities in the accompanying statement of financial condition. It is reasonably possible that a change in this estimate may occur. The ultimate outcome of this matter and its effect upon the Company's financial condition and results of operations cannot presently be determined.

Additionally, the Company is currently undergoing another FINRA examination. FINRA has alleged that the Company has been engaged in commission recapture and rebate transactions since August of 2009 and was not approved to do so. FINRA, amongst other things, has instructed the Company stop engaging in such business until approved to do so, amend prior monthly FOCUS filings, amend prior annual audits for 2009 and 2010 and further that the Company report as a carrying broker with its net capital requirement at $250,000 for the year ended December 31, 2011.

NOTE 9. CONTINGENCIES (Continued)

Management is the process of addressing FINRA requests and the examination is still ongoing. The ultimate outcome of these matters and their effect upon the Company's financial condition and results of operations cannot presently be determined. The accompanying financial statements and supplementary information are presented on a carrying broker basis and do not give effect to any adjustments which may be necessary as a result of the ultimate outcome of these matters.

SUPPLEMENTARY INFORMATION

TRADEWIRE SECURITIES LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17a-5, PART IIA FILING
DECEMBER 31, 2011

CREDITS		
Member's equity	$	780,888
Subordinated loan		1,200,000
Total credits		1,980,888
DEBITS		
Property and equipment		385,012
Accounts receivable		476,957
Other assets		47,125
Petty cash		175
Total debits		909,269
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS AND FOREIGN CURRENCY		1,071,619
HAIRCUTS ON SECURITY POSITIONS AND FOREIGN CURRENCY		13,838
NET CAPITAL		1,057,781
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,620,013		250,000
EXCESS NET CAPITAL	$	807,781
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.53 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	1,620,013
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	1,152,792
Net audit adjustments (primarily related to cutoff adjustments)	(	108,650)
Decrease in non-allowable assets		25,142
Increase in haircuts	(	11,503)
Net capital per above	$	1,057,781

See independent auditors' report.

TRADEWIRE SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2011

CREDIT BALANCES	$	32,815
DEBIT BALANCES		-
Excess of total credits over total debits	$	32,815
RESERVE COMPUTATION		
Reserve requirement	$	32,815
Amount deposited		-
Deficiency	$(	32,815)

RECONCILIATION TO THE COMPANY'S COMPUTATION

As discussed in Note 9 to the financial statements. The Company did not prepare a computation for determination of reserve requirements as of December 31, 2011. Accordingly, there is no reconciliation.

See independent auditors' report.

TRADEWIRE SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

There are no customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).

There are no customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

See independent auditors' report.

TRADEWIRE SECURITIES LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION PURSUANT TO SECTION 4d(a)
DECEMBER 31, 2011

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Net ledger balance - cash	$	32,815
Deductions or debit balances		-
Amount required to be segregated		32,815
Amount deposited in segregated funds bank accounts		-
Deficiency of funds in segregation	$(	32,815)

RECONCILIATION TO THE COMPANY'S COMPUTATION

As discussed in Note 9 to the financial statements. The Company did not prepare a schedule of segregation requirements and funds in segregation as of December 31, 2011. Accordingly, there is no reconciliation.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

Tradewire Securities LLC

In planning and performing our audit of the financial statements of Tradewire Securities LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously. We noted that the Company has been engaged in commission recapture and rebate transactions since August of 2009 and was not approved to do so and as a result thereof, the Company has filed regulatory reports since 2009 with improper minimum net capital requirements and has not held certain customer funds in segregated accounts. Management is in the process of addressing these deficiencies by applying for approval to engage in commission recapture and rebate transactions, instructing its clearing broker to open an account for the exclusive benefit of customers and depositing the appropriate funds and reporting future regulatory filings as a carrying broker. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements of Tradewire Securities LLC as of and for the year ended December 31, 2011, and this report does not affect our report dated February 29, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were inadequate at December 31, 2011, to meet the SEC's and the CFTC's objectives. As discussed in the preceding paragraph, the Company has filed regulatory reports since 2009 with improper minimum net capital requirements and has not held certain customer funds in segregated accounts.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 29, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Tradewire Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Tradewire Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Tradewire Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tradewire Securities LLC's management is responsible for Tradewire Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 29, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended __________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037457 FINRA DEC
TRADEWIRE SECURITIES LLC 17*17
ATTN: MARCEL FRAJHOF
1441 BRICKELL AVE STE 1210
MIAMI FL 33131-3429

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Luiz Ulrich 305 9139161

2. A. General Assessment (item 2e from page 2) $ 32,308

B. Less payment made with SIPC-6 filed (exclude interest) (19,056)
9 Sep 2011 and 19 Oct 2011
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 13,252

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 13252

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,252

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tradewire Securities LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO - Finop.
(Title)

Dated the 28 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 01, 20 11
and ending Dec 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,981,396
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,058,232.
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	3,058,232
2d. SIPC Net Operating Revenues	$ 12,923,163
2e. General Assessment @ .0025	$ 32,308

(to page 1, line 2.A.)

Tradewire Securities LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934 and Regulation 1.16 Under the Commodity Exchange Act

December 31, 2011